Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to Starwood stockholders beginning on March 24, 2016:

[Starwood Logo]

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY TODAY
March 24, 2016

Dear Fellow Stockholder:

We recently sent you proxy materials in connection with the special meeting of stockholders of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), which was originally scheduled to be held on March 28, 2016.  On March 21, 2016, Starwood announced plans to adjourn the special meeting until April 8, 2016.

As you may recall, Starwood and Marriott International, Inc. (“Marriott”) entered into an Agreement and Plan of Merger, dated as of November 15, 2015 (the “merger agreement”), providing for the acquisition of Starwood by Marriott through a series of business combinations (the “combination transactions”).  On March 20, 2016, Starwood and Marriott signed an amendment (the “amendment”) to the merger agreement, increasing the merger consideration payable to Starwood stockholders.  The special meeting is being held to, among other things, consider and vote on a proposal to approve the transactions contemplated by the amended merger agreement (the “Starwood combination transactions proposal”).

Under the terms of the amended merger agreement, Starwood stockholders will receive $21.00 in cash and 0.80 shares of Marriott common stock for each share of Starwood common stock they own. Excluding Starwood’s timeshare business, the transaction values Starwood at approximately $13.6 billion ($79.53 per share), consisting of $10.0 billion of Marriott common stock, based on the closing price of $73.16 on March 18, 2016, the last trading day before the date of the amendment, and $3.6 billion of cash, based on approximately 170 million outstanding shares of Starwood common stock. Starwood stockholders will own approximately 34 percent of the combined company’s common stock after completion of the combination transactions, based on current shares outstanding.

In addition, Starwood stockholders are expected to receive separate consideration in the form of Interval Leisure Group, Inc. (“ILG”) common stock from the spin-off of the Starwood timeshare business and subsequent merger with ILG, valued at $5.83 per share of Starwood common stock, based on ILG’s share price as of market close on March 18, 2016 (the “ILG Transaction”). The amended merger agreement and the ILG Transaction have a combined value of $85.36 per share of Starwood common stock as of March 18, 2016.

The approval of the Starwood combination transactions proposal requires the affirmative vote of the holders of a majority of all shares of Starwood common stock outstanding and entitled to vote thereon.

The Starwood Board of Directors unanimously recommends that Starwood stockholders vote “FOR” the Starwood combination transactions proposal.

Institutional Shareholder Services (“ISS”), Glass Lewis & Co., LLC and Egan-Jones Proxy Services, three influential proxy advisory firms which issue voting recommendations to institutional investors, have each also recommended that clients vote FOR the Starwood combination transactions proposal.

Failures to vote will have the same effect as votes against the Starwood combination transactions proposal.  Accordingly, every vote is important.   If you have not yet voted your shares, please take a moment to vote your shares today for this important special meeting.  Your vote is important no matter how many shares you hold.

If you have already voted, and do not wish to change your vote, your previously cast vote is valid and no further action is required on your part. If you wish to change your vote, a duplicate proxy card is enclosed for this purpose.  A later-dated proxy card, telephone vote or internet vote will supersede any previously-dated vote.  See further instructions below.

For more information about the special meeting, you are encouraged to read the proxy materials which we previously sent to you, as well as the Current Report on Form 8-K (“Form 8-K”) which we expect to file with the Securities and Exchange Commission on March 25, 2016.  The Form 8-K updates and supplements the proxy materials you received to reflect, among other things, the effects of the amendment.

If you have any questions or need assistance voting your shares, please call D.F. King & Co., Inc., who is assisting us, at (866) 721-1211 (toll free) or (212) 269-5550 (call collect).

On behalf of your Board of Directors, thank you for your continued support.

Sincerely,

By:	/s/ Thomas B. Mangas
Name: Thomas B. Mangas
Title: Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

   1.     Vote by Internet:  Go to the website listed on your proxy card or voting instruction form.  Have your control number listed on the form ready and follow the simple instructions.

   2.     Vote by Telephone:  Call the toll-free number listed for this purpose on your proxy card or voting instruction form.  Have your control number listed on the form ready and follow the simple instructions.

   3.     Vote by Mail: Mark, sign, date and return your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Cautionary Statement Regarding Forward Looking Statements
 This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.